Exhibit 99.1

CONTACT

Michele Landry
Spansion Public Relations
Phone: (408) 616-1170

Marsha Shalvi
Saifun Semiconductors Ltd.
Phone: +972-9-892-8450

SPANSION AND SAIFUN EXTEND LICENSE AND DEVELOPMENT AGREEMENT
TO INCLUDE 4-BIT-PER-CELL PRODUCT DESIGN COLLABORATION

Saifun To Provide Design and Engineering Support for Development of
Spansion® MirrorBit® Quad Flash Memory Products Including the Licensing of Saifun
NROM® IP

Sunnyvale, Calif. and Netanya, Israel, September 6, 2006 – Spansion Inc. (Nasdaq: SPSN), the world’s largest pure-play provider of Flash memory solutions and Saifun Semiconductors Ltd. (Nasdaq: SFUN), a leading provider of Flash memory intellectual property and technology, today announced that the companies have extended their licensing and product design agreement. As part of the agreement, Saifun will provide engineering and design support for the development of 90nm and 65nm MirrorBit® Quad products based on Spansion’s proprietary, patented MirrorBit technology that incorporates Saifun’s proprietary, patented NROM IP.

“By combining Saifun’s world-class IP and engineering support with Spansion’s innovative, disruptive MirrorBit technology, we plan to deliver new Flash memory solutions that will create new markets and business opportunities for customers,” said Bertrand Cambou, president and CEO of Spansion. “Spansion® MirrorBit Quad technology has the potential to dramatically lower the cost, reduce the size and increase the storage capacity of new Flash memory solutions.”

A single Spansion MirrorBit Quad memory cell stores double the amount of information compared to a current floating-gate Flash memory cell in production with Multi-Level-Cell (MLC) architecture. Current MirrorBit technology uses a non-conducting nitride storage medium to deliver fundamental cost and manufacturing advantages over floating-gate technology and incorporates Saifun NROM IP. Spansion holds over two thousand patents and patent applications in Flash memory, including patents on MirrorBit technology in the areas of devices, circuitry, processes and composition, which have enabled Spansion to successfully ramp production of MirrorBit products to high volume. Saifun holds over 150 patents based on its NROM IP, which is helping enable the four-bits-per-cell storage capability of MirrorBit Quad products.

“We are extremely proud of our growing partnership with Spansion as it expands its MirrorBit product line to bring added-value Flash memory solutions to the market,” added Dr. Boaz Eitan, chairman and chief executive officer of Saifun. “Building upon our unique NROM IP and commitment to innovation that has brought Spansion success with its two-bit-per-cell MirrorBit technology, we are confident that new MirrorBit Quad solutions will be the basis for fundamentally new Flash memory solutions never before thought possible.”

Spansion and Saifun

The extension of the product development agreement announced today builds on a relationship that included a patent and technology license agreement and collaboration on development of future generations of non-volatile memory solutions. The companies expanded the relationship to include Saifun undertaking MirrorBit product designs for Spansion.  Nitride technology is a remarkable departure from conventional floating-gate technology with Spansion MirrorBit and Saifun NROM IP demonstrating significant advances such as leading the development of 4-bit per cell products.  Spansion is the first company to have successfully scaled nitride production into high volumes, with MirrorBit technology-based product sales approximately $1.4 billion through the second quarter of 2006.

About Spansion

Spansion is the world’s largest pure-play provider of Flash memory solutions, dedicated to enabling, storing and protecting digital content in the wireless, automotive, networking and consumer electronics markets. Spansion, previously a joint venture of AMD and Fujitsu, is the largest company in the world dedicated exclusively to developing, designing, and manufacturing Flash memory products and systems. For more information, visit www.spansion.com.

About Saifun Semiconductors Ltd.

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high-performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. The companies currently licensing Saifun NROM technology are Macronix International, Matsushita Electric Industrial, Qimonda, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductors.

Spansion Cautionary Statement

This release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the forward-looking statements in this release involve risks and uncertainties that could cause actual results to differ materially from Spansion’s current expectations. Risks that Spansion considers to be the important factors that could cause actual results to differ materially from those set forth in the forward-looking statements include the possibility that demand for Spansion’s Flash memory products will be lower than currently expected; that OEMs will increasingly choose NAND-based Flash memory products over NOR- and ORNAND architecutre-based Flash memory products for their applications; that customer acceptance of MirrorBit technology will not continue to increase; that competitors may introduce new memory technologies that may make Spansion’s Flash memory products uncompetitive or obsolete; that Spansion may not achieve its current product and technology introduction or implementation schedules; that Spansion will be unsuccessful in executing its strategy of collaborating with strategic partners to integrate logic blocks into its Flash memory solutions; and that Spansion will not be able to raise sufficient capital to enable it to establish leading-edge capacity to meet product demand and maintain market share. We urge investors to review in detail the risks and uncertainties in Spansion’s Securities and Exchange Commission filings, including but not limited to the company’s Registration Statement on Form S-1.

Spansion, the Spansion logo, MirrorBit, ORNAND, and combinations thereof, are trademarks of Spansion LLC. Other names used are for informational purposes only and may be trademarks of their respective owners.

Saifun Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Saifun’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. We urge investors to review in detail the risks and uncertainties in Saifun’s Securities and Exchange Commission filings, including but not limited to the “Risk Factors” as described in Saifun’s final prospectus filed on March 31, 2006 with the U.S. Securities and Exchange Commission in connection with Saifun’s secondary public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.